Exhibit 99.1

Volvo Initiates a Traffic Accident Research Centre in China

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 3, 2006--Volvo Car Corporation and Volvo Group (trucks and buses) (Nasdaq:VOLV) (STO:VOLVA)(STO:VOLVB), are now setting up a joint Traffic Accident Research Centre in China. With its active traffic accident research, Volvo is continuing to acquire information and expertise in the drive to develop safer vehicles, while at the same time hoping to contribute to safer road traffic in the world's most populous country.

"We must gain more knowledge about the increasingly intensive Chinese traffic environment to ensure that our high-tech systems function optimally even there", says P-O Bostrom, Director of Traffic Safety, Volvo Group. "The foundation of Volvo's safety approach is that we should give all our customers the same high safety level, no matter which country they happen to be in."

Volvo's in-house traffic accident research is the best developed in the automotive industry. From its centre in Goteborg, Sweden, starting in the early 1970s and with local operations in the USA and Thailand, Volvo has built up a unique database of facts including detailed information about almost 40,000 accidents involving more than 50,000 passengers.

"Knowledge about what actually happens with the vehicle and its occupants in a collision has been an enormous asset in our product development over the decades", says Ingrid Skogsmo, Director of Volvo Cars, Safety Centre. "In recent years we have focused even more intensively on what happens during the final few seconds before the accident actually takes place. This has created better potential for devising preventive systems that help our customers avoid accidents".

Many of the safety systems that have been introduced into Volvo's cars, trucks and buses over the years have been developed from the knowledge that Volvo's accident research has gathered from actual traffic accidents. A few examples are the SIPS (Side-Impact Protection System), improved performance in frontal offset impacts and child safety equipment in passenger cars, as well as the deformable steering wheel and FUPS (Front Underrun Protection System) and ESP (Electronic Stability Program) for trucks and buses.

Reduced fatalities in recent years The number of traffic fatalities in China was approximately 110,000 in 2003. In recent years, however, there has been a reduction to just over 100,000 - an indication that China's intensified focus on traffic safety is beginning to bear results.

Volvo now wishes to contribute to a continued positive trend in this vital area and aims to create a centre for traffic accident research in China. The idea is that local research encompassing cars, trucks and buses will take place in cooperation with local organisations and universities, while the operation's foundation will remain at Volvo's headquarters in Sweden.

"We launched an accident research centre in Thailand's capital Bangkok in 2003. The experiences we have thus far gained from that operation will now be used to quickly make this Chinese project highly efficient," says Ingrid Skogsmo.

November 3, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

This information was brought to you by Waymaker http://www.waymaker.net

CONTACT: Marten Wikforss, AB Volvo
tel +46 31 661127, +46 705 591149
or
Christer Gustafsson, Volvo Car Corporation
tel +46 31 596525, +46 708 20 80 15